SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
Sec. 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO Sec. 240.13d-2(a)

Molecular Insight Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

60852M104
(CUSIP Number)

Pioneer Floating Rate Trust
60 State Street
Boston, MA 02109
617-422-4907
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec. 240.13d-7, for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

A/73416562.7

CUSIP No. 60852M104	SCHEDULE 13D	Page 2 of 7 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pioneer Floating Rate Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) [0]%1
14	TYPE OF REPORTING PERSON OO

1 All ownership percentages reported herein are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants (as hereinafter defined) held by the Reporting Person.

Item 1.              Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the “Company” or the “Issuer”).  The address of the principal executive offices of the Issuer is 160 Second Street, Cambridge, Massachusetts 02142.

Item 2.              Identity and Background

(a) - (c)

This Statement is being filed by Pioneer Floating Rate Trust, “a Delaware Statutory Trust”.  The foregoing person is collectively referred to herein as the “Reporting Person”.

As further described in Item 4, the Reporting Person is engaged in discussions with certain other stakeholders of the Company (the “Other Stakeholders”) regarding certain restructuring proposals (the “Company Proposals”) presented by the Company to its stakeholders on June 21, 2010.  The Other Stakeholders are Quintessence Fund L.P.; QVT Fund LP; Taconic Opportunity Fund LP; McDonnell Loan Opportunity Fund Ltd.; and Highland Capital Management, L.P.  The Reporting Person and one or more of the Other Stakeholders collectively hold approximately $163 million in principal amount of the Company’s Senior Secured Floating Rate Bonds due 2012. The Reporting Person and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group.  The Reporting Person disclaims the existence of such a group and, except to the extent set forth above, disclaims beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e)
During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons who is an individual is a citizen of the United States of America. Not applicable.

Item 3.              Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.              Purpose of Transaction

The Other Stakeholders acquired the Shares and warrants to purchase shares of Common Stock at an exercise price of $5.87 per share (the “Warrants”) reported by them as being beneficially owned by them for investment purposes in their ordinary course of business.  The Reporting Person expect to review from time to time its investment in the Company and may, depending on the market and other conditions: (a) purchase Shares, Warrants, options or related derivatives in the open market, in privately negotiated transactions or otherwise; and (b) sell all or a portion of the Shares, Warrants, options or related derivatives hereafter acquired by them.

The Reporting Person, in a manner consistent with their investment intent, is evaluating, and is engaged in discussions with one or more of the Other Stakeholders regarding, the Company Proposals.  The Reporting Person and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group.  The Reporting Person disclaims the existence of such a group and, except to the extent set forth above, disclaims beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

The Reporting Person and/or any of the Other Stakeholders may engage in discussions with the Company’s Board of Directors, officers, stockholders or third parties with respect to the Company’s financial condition, the Company Proposals, alternative strategies to maximize stockholder value, additional or alternate plans or proposals to refinance or restructure the Company’s indebtedness and/or methods to improve the Company’s governance and may discuss or take such other actions with respect to the investments in the Company made by any of the Reporting Person or the Other Stakeholders as each such person may determine to be necessary or appropriate. The Reporting Person and the Other Stakeholders delivered to the Company a written response (the “Written Response”) to the Company Proposals on June 27, 2010, the date of the event that requires the filing of this Schedule 13D.  The Written Response contemplates, among other things, a deleveraging of the Company through a debt for equity exchange.  The Reporting Person and the Other Stakeholders have discussed and expect to continue to discuss the Written Response with the Company.

In addition to the foregoing, the Reporting Person and/or any of the Other Stakeholders may evaluate, discuss and/or take action with respect to other plans or proposals that could relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, acquiring additional securities of the Company, disposing of securities of the Company or attempting to arrange or to participate with other third parties in an extraordinary corporate transaction with respect to the Company, such as an acquisition, a sale of all or a material portion of the Company’s assets, a reorganization, a recapitalization or the liquidation of the Company.  The Reporting Person is not obligated to take or refrain from taking any action with respect to any plans or proposals that the Reporting Person and/or the Other Stakeholders may evaluate, discuss or determine to pursue.

The Reporting Person reserves the right to revise their plans or intentions at any time and to take any and all action that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments regarding or affecting the Company and the general business and future prospects of the Company.

Item 5.              Interest in Securities of Issuer

(a) - (b)

The following table describes the number of shares of Common Stock and the percentage of outstanding shares of Common Stock that are owned by the Reporting Person as of the date of the filing of this Schedule 13D.  All percentages below are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants held by the Reporting Person whose percentage ownership is being calculated.

Name of Reporting Person	Number of Shares of Common Stock Beneficially Owned	Percent Ownership of Outstanding Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Pioneer Floating Rate Trust	0	0%	0	0	0	0

The following table describes the number of shares of Common Stock and the percentage of outstanding shares of Common Stock that are owned by the Other Stakeholders as of the date of the filing of this Schedule 13D.  If the Reporting Person and one or more of the Other Stakeholders are deemed to constitute a “group,” the Reporting Person may be deemed to beneficially own all shares beneficially owned by each of the persons as shown in the following table, which, when aggregated with the total holdings of the Reporting Persons, sums to 5,582,995 shares of Common Stock, or approximately 18.3% of the aggregate of (i) the Company’s 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants held by the Reporting Person and the Other Stakeholders.  The Reporting Person disclaims the existence of such a group and, except to the extent set forth above, disclaims beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.  All percentages below are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants held by the Other Stakeholder whose percentage ownership is being calculated.

Name of Other Stakeholder	Number of Shares of Common Stock Beneficially Owned	Percent Ownership of Outstanding Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Quintessence Fund L.P.	201,8061	0.8%	0	201,806	0	201,806
QVT Fund LP	1,848,7242	6.9%	0	1,848,724	0	1,848,724
Taconic Opportunity Fund LP	762,6913	2.9%	0	762,691	0	762,691
McDonnell Loan Opportunity Ltd.	280,9924	1.1%	0	280,992	0	280,992
Highland Capital Management, L.P.	2,488,7825	9.0%	2,488,782	0	2,488,782	0

1 Includes 165,288 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.

2 Includes 1,520,661 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.

3 Includes 762,691 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.

4 Includes 280,992 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.

5 Includes 2,488,782 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.

(c)	The Reporting Person has not effected any transaction in shares of Common Stock during the past 60 days.

(d)
No person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Common Stock deemed to be beneficially owned by the Reporting Person.

(e)
It is inapplicable for the purposes herein to state the date on which any of the Reporting Persons ceased to be the owner of more than five percent (5%) of the issued and outstanding shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as set forth below, the Reporting Person does not have any contracts, agreements, understandings or relationships between itself and any person, with respect to any securities of the Issuer.

The Warrants were issued by the Company to on November 16, 2007 and are exercisable for shares of Common Stock at any time from and after such date until the fifth anniversary thereof at an exercise price of $5.87 per share.

The Company presented the Company Proposals to the Reporting Person and the Other Stakeholders on June 21, 2010.  The Reporting Person evaluated the Company Proposals and discussed the Company Proposals with the Other Stakeholders since such date.  The Reporting Person and the Other Stakeholders delivered the Written Response to the Company on June 27, 2010, the date of the event that requires the filing of this Schedule 13D.  The Written Response contemplates, among other things, a deleveraging of the Company through a debt for equity exchange.  The Reporting Person and the Other Stakeholders have discussed and expect to continue to discuss the Written Response with the Company.

As described in Item 4, the Reporting Person and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group.  The Reporting Person disclaims the existence of such a group and, except to the extent set forth above, disclaims beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2010 /s/Jean M. Bradley
(Signature) __________________
Name: Jean M. Bradley
Chief Compliance Officer

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